February 16, 2018

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Registration Statement on Form S-1
Filed January 24, 2018
File No. 333-222679

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company,” “we,” “us,” or “our”) to oral comments received on February 1, 2018 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1, File No 333-222679, filed with the Commission on January 24, 2018 (the “Registration Statement”).

For your convenience, each response is prefaced by the substance of the Staff’s oral comment in bold, italicized text:

1.                                      Oral Comment: Please revise the registration statement to include a preliminary estimate of selected financial results for the quarter ended December 31, 2017.

RESPONSE:         We acknowledge the Staff’s comment and will file an amendment to the Registration Statement incorporating full-year 2017 financial information prior to requesting effectiveness.

2.                                      Oral Comment: Please expand the risk factor disclosure to address the ability of certain of the Company’s shareholders that are parties to the Amended and Restated Registration Rights Agreement, dated as of July 18, 2017, to demand the registration of all or a portion of their shares or conduct an underwritten offering related thereto.

RESPONSE:                            Please see the revised disclosure on page 39 of the attached changed pages.

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Securities and Exchange Commission

February 16, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ Holli C. Ladhani
Name:	Holli C. Ladhani
Title:	President and Chief Executive Officer

Enclosures

cc:                                David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.